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                                                                      EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

     We have calculated PBG's ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income plus fixed charges and losses recognized from equity investments reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent expense, which is the portion of rent deemed representative of the interest factor.



                                                                             FISCAL YEAR
                                                                           ($ IN MILLIONS)
                                                         1999(B)     1998(B)        1997        1996       1995
                                                         -------     -------        ----        ----       ----
INCOME (LOSS) BEFORE INCOME TAXES
AND MINORITY INTEREST ..................................      $ 209      $(192)      $ 115      $ 138      $ 110

Undistributed (income) loss from equity
   investments .........................................         --          5          12          1         (3)
Fixed charges excluding capitalized interest ...........        227        245         238        238        256
                                                              -----      -----       -----      -----      -----
EARNINGS AS ADJUSTED ...................................      $ 436      $  58       $ 365      $ 377      $ 363
                                                              =====      =====       =====      =====      =====
FIXED CHARGES:
   Interest expense ....................................      $ 209      $ 230       $ 226      $ 224      $ 243
   Capitalized interest ................................          1          1           1          1          1
   Interest portion of rental expense ..................         18         15          12         14         13
                                                              -----      -----       -----      -----      -----
TOTAL FIXED CHARGES ....................................      $ 228      $ 246       $ 239      $ 239      $ 257
                                                              =====      =====       =====      =====      =====
RATIO OF EARNINGS TO FIXED CHARGES .....................       1.91        (A)        1.53       1.58       1.41

(A) As a result of the losses incurred in the fiscal year ended December 26, 1998, PBG was unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $188 million in 1998.

(B) Excluding the impact of unusual impairment and other charges and credits of $16 million of income in 1999 and $222 million of expense in 1998, the ratio of earnings to fixed charges would have been 1.85 and 1.14 in 1999 and 1998, respectively.